Monogram Technologies Inc.

3913 Todd Lane

Austin, TX 78744

June 12, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Monogram Technologies Inc. Registration Statement on Form S-3 (File No. 333-279927)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 and on behalf of Monogram Technologies Inc. (the “Company”), the undersigned hereby requests that the Company’s Registration Statement on Form S-3 (File No. 333-279927) filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 4, 2024 (the “Registration Statement”), be declared effective on June 14, 2024, at 9:00 a.m., Eastern Standard Time, or as soon as practicable thereafter.

Very truly yours,

MONOGRAM TECHNOLOGIES INC.

By:	/s/ Noel Knape
Noel Knape
Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer

cc:	Dean Colucci, Duane Morris LLP